CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2009 and 2008

(unaudited)

CATALYST PAPER CORPORATION
Consolidated Statements of Earnings and Comprehensive Income (Loss)

(Unaudited and in millions of dollars, except where otherwise stated)
Three months ended March 31	2009	2008

Sales	$352.5	$399.5

Operating expenses
Cost of sales	276.7	361.8
Selling, general and administrative	10.5	11.0
Restructuring (note 3)	4.2	14.6
Amortization	36.9	41.7
	328.3	429.1

Operating earnings (loss)	24.2	(29.6)
Interest expense, net	(19.9)	(16.8)
Foreign exchange loss on long-term debt	(12.6)	(16.7)
Gain on cancellation of long-term debt (note 6)	30.7	–
Other income, net	0.7	0.2
Earnings (loss) before income taxes and non-controlling interest	23.1	(62.9)

Income tax expense (recovery)
Current	(0.1)	–
Future	2.1	(26.0)
	2.0	(26.0)

Net earnings (loss) before non-controlling interest	21.1	(36.9)
Non-controlling interest	(0.1)	(0.5)
Net earnings (loss)	21.0	(37.4)
Other comprehensive income (loss)	4.8	(6.8)
Comprehensive income (loss)	$25.8	$(44.2)

Basic and diluted earnings (loss) per share (in dollars)	$0.06	$(0.17)
Weighted average common shares outstanding (in millions)	381.8	214.7

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION
Consolidated Balance Sheets

	March 31,	December 31,
(In millions of dollars)	2009	2008
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$6.0	$5.0
Accounts receivable (note 8 (a))	187.1	221.7
Inventories (note 4)	208.6	211.4
Prepaids and other	28.3	32.8
	430.0	470.9
Property, plant and equipment (note 5)	1,823.2	1,852.0
Other assets	82.2	100.5
	$2,335.4	$2,423.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$214.6	$269.4
Current portion of long-term debt	75.5	75.8
	290.1	345.2
Long-term debt (note 6)	827.6	882.9
Employee future benefits (note 7)	225.0	226.6
Other long-term obligations	13.6	13.3
Future income taxes	65.7	66.8
Deferred credits	18.2	18.6
	1,440.2	1,553.4

Shareholders’ equity
Share capital	1,035.0	1,035.0
Contributed surplus	14.0	14.6
Deficit	(153.7)	(174.7)
Accumulated other comprehensive income	(0.1)	(4.9)
	895.2	870.0
	$2,335.4	$2,423.4

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION
Consolidated Statements of Shareholders’ Equity

(Unaudited and in millions of dollars, except where otherwise stated)
Three months ended March 31	2009	2008

Share capital
Number of shares outstanding, beginning and end of period	381,753,490	214,684,129

Balance, beginning and end of period	$1,035.0	$913.9

Contributed Surplus
Balance, beginning of period	14.6	12.1
Stock-based compensation expense	(0.6)	0.7
Balance, end of period	14.0	12.8

Retained earnings (deficit)
Balance, beginning of period	(174.7)	46.4
Net earnings (loss)	21.0	(37.4)
Balance, end of period	(153.7)	9.0

Accumulated other comprehensive income (loss)
Balance, beginning of period	(4.9)	13.6
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	1.5	2.8
Unrealized net loss on cash flow revenue hedges, net of tax of $1.5 million (2008 - $1.3 million)	(3.5)	(2.8)
Reclassification of net gain (loss) on cash flow revenue hedges to net earnings (loss), net of tax of $2.9 million (2008 – $3.1 million)	6.8	(6.8)
Balance, end of period	(0.1)	6.8
Total shareholders’ equity	$895.2	$942.5

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION
Consolidated Statements of Cash Flows

(Unaudited and in millions of dollars)
Three months ended March 31	2009	2008

Cash flows provided (used) by:
Operations
Net earnings (loss)	$21.0	$(37.4)
Items not requiring (providing) cash
Amortization	36.9	41.7
Future income taxes	2.1	(26.0)
Foreign exchange loss on long-term debt	12.6	16.7
Gain on cancellation of long-term debt	(30.7)	–
Employee future benefits, expense over (under) funding	(2.0)	6.8
Increase (decrease) in other long-term obligations	(0.3)	4.2
Loss (gain) on sale of property, plant and equipment	(1.2)	0.2
Non-controlling interest	0.1	0.5
Change in lower of cost or net realizable value of inventories (note 4)	(7.3)	(5.2)
Other	0.6	8.2
	31.8	9.7
Changes in non-cash working capital
Accounts receivable	34.6	(10.7)
Inventories	10.2	5.0
Prepaids and other	(1.4)	0.3
Accounts payable and accrued liabilities	(53.1)	(19.1)
	(9.7)	(24.5)
Cash flows provided (used) by operations	22.1	(14.8)

Investing
Additions to property, plant and equipment	(3.6)	(5.5)
Proceeds from sale of property, plant and equipment	2.7	0.1
Increase in other assets	(0.8)	(5.0)
Cash flows used by investing activities	(1.7)	(10.4)

Financing
Increase (decrease) in revolving loan and loan payable	(21.3)	21.4
Proceeds from termination of debt related foreign currency contracts (note 8 (d))	24.4	–
Purchase of debt securities (note 6)	(22.0)	–
Increase (decrease) in other long-term debt	(0.3)	3.8
Deferred financing costs	(0.2)	–
Cash flows provided (used) by financing activities	(19.4)	25.2

Cash and cash equivalents, increase during period	1.0	–
Cash and cash equivalents, beginning of period	5.0	–
Cash and cash equivalents, end of period	$6.0	$–

Supplemental disclosures:
Income taxes paid	$0.4	$0.8
Net interest paid	19.2	17.4

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION
Consolidated Business Segments

(Unaudited and in millions of dollars)	Specialty printing papers	Newsprint	Pulp	Total

Three months ended March 31, 2009
Sales	$210.7	$105.6	$36.2 [1]	$352.5
Amortization	23.2	11.2	2.5	36.9
Operating earnings (loss)	21.4	8.7	(5.9)	24.2
Additions to property, plant and equipment	1.9	1.5	0.2	3.6

Three months ended March 31, 2008
Sales	$235.0	$53.7	$110.8 [1]	$399.5
Amortization	24.5	7.2	10.0	41.7
Operating earnings (loss)	(10.0)	(12.0)	(7.6)	(29.6)
Additions to property, plant and equipment	3.9	0.8	0.8	5.5

[1]	Pulp sales are stated net of inter-segment pulp sales of $7.7 million for the three months ended March 31, 2009 (three months ended March 31, 2008 – $9.9 million).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

1.	Basis of presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the Company's joint venture, Powell River Energy Inc., a variable interest entity.  All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a basis consistent with those followed in the December 31, 2008, audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2008 audited consolidated financial statements and the notes thereto.

All dollar amounts referred to in the unaudited interim consolidated financial statements and the notes thereto reflect Canadian dollars unless otherwise stated.

2.	Segmented information

The Company operates in three business segments:

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft ("NBSK") pulp (prior to November 18, 2008, pulp segment included manufacture of short-fibre NBSK pulp and white top linerboard)

The segments are managed separately.  Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A.  Inter-segment sales consist of pulp transfers at cost.

3.	Restructuring costs

On February 18, 2009, the Company announced a restructuring plan for the Powell River mill which was developed jointly with the union locals at the mill in accordance with the commitment made by them in the new collective agreement reached in December 2008.  The plan, intended to improve the mill's cost competitiveness, will result in reducing the mill's workforce by 127 positions and related restructuring costs of up to $12 million are expected to be incurred.  For the three months ended March 31, 2009, the Company recorded restructuring costs of $4.2 million related to this and prior restructuring initiatives.

The Company’s restructuring expenses and related provisions were as follows:

	Three months ended March 31, 2009	Three months ended March 31, 2008

Balance, beginning of period	$16.3	$28.1
Expensed in period	4.2	14.6
Disbursements	(8.2)	(16.9)
Balance, end of period	$12.3	$25.8

Classification:
Accounts payable and accrued liabilities	$10.2	$13.5
Other long-term obligations	2.1	12.3
	$12.3	$25.8

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

4.	Inventories

The components of inventories were as follows:

	March 31, 2009	December 31, 2008
Finished goods
Specialty printing papers	$35.7	$25.6
Newsprint	13.3	8.7
Pulp	7.2	18.8
Total finished goods	56.2	53.1
Work-in-progress	0.6	1.7
Raw materials – wood chips, pulp logs and other	41.1	46.1
Operating and maintenance supplies and spare parts	110.7	110.5
Total	$208.6	$211.4

At March 31, 2009, the Company had applied write-downs of $1.6 million to finished goods inventory (December 31, 2008 – $2.7 million) and $3.4 million to raw materials inventory (December 31, 2008 – $9.6 million).  At March 31, 2009, inventory carried at net realizable value ("NRV") consisted of $7.2 million of pulp (primarily long fibre) finished goods inventory.  At December 31, 2008, inventory carried at NRV consisted of $18.8 million of pulp and white top linerboard finished goods inventory, of which $17.9 million related to pulp and $0.9 million related to white top linerboard.

For the three months ended March 31, 2009, the Company recorded a reversal of $7.3 million related to the write-down of its pulp inventories to NRV (three months ended March 31, 2008 – $5.2 million reversal: $2.3 million for specialty printing papers and $2.9 million for newsprint).

5.	Property, plant and equipment

During the three months ended March 31, 2009, due to the severity of the decline in demand for the Company’s paper and pulp products in the first quarter, the Company announced the indefinite curtailment of its Crofton No. 1 paper machine (“C1”), Elk Falls No. 2 and No. 5 paper machines, and pulp production at its Crofton mill until market conditions improve.  Elk Falls paper machine No. 1 has been indefinitely curtailed since September 2007. The Company is monitoring market and other conditions and will assess whether they improve sufficiently to allow these operations to be placed back into production.  At March 31, 2009, the net book values for these assets were approximately $258 million for the Elk Falls site,  approximately $122 million for the Crofton pulp operations, and  approximately $11 million for C1.

6.	Long-term debt

The Company’s long-term debt was as follows:

Recourse	March 31, 2009	December 31, 2008
Senior notes, 8.625% due June 2011 (US$354.2 million; December 31, 2008 – US$400.0 million)	$442.6	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	315.8	306.9
	758.4	792.0
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/Prime/LIBOR rates	38.8	60.1
Capital lease obligations	11.9	12.2
	809.1	864.3
Non-recourse
First mortgage bonds, 6.387% due July 2009	74.5	74.9
Subordinated promissory notes	19.5	19.5
	94.0	94.4
Total debt	903.1	958.7
Less: current portion	(75.5)	(75.8)
	$827.6	$882.9

During the three months ended March 31, 2009, the Company purchased and cancelled US$45.8 million of its 8.625% senior notes, due June 2011, in the open market.  Cash consideration paid was $26.9 million, of which $4.9 million was settled after the quarter-end and is included in “Accounts payable and accrued liabilities” as at March 31, 2009.  The Company expensed $0.5 million of deferred financing costs related to this debt and recorded a net gain of $30.7 million (US$24.5 million) on the cancellation of this debt.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

6.	Long-term debt … continued

Collateral provided on the $330.0 million revolving asset based loan facility ("ABL Facility") consists of accounts receivable, inventories and cash of the Company as well as a first charge on the property, plant and equipment of the Company's Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventories, less certain reserves.  The ABL Facility includes financial covenants to (a) maintain shareholders’ equity above $639.0 million as at March 31, 2009, (b) maintain excess availability above $35 million, and (c) to not make capital expenditures in excess of 120% of the Company’s annual budget.  The minimum equity requirement is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations.  At March 31, 2009, as calculated under the ABL Facility, the shareholders’ equity was $895.2 million (December 31, 2008 – $870.0 million).  The borrowing base at March 31, 2009 was $241.5 million and after drawings of $38.8 million, and outstanding letters of credit of $25.8 million, $176.9 million was available to the Company, in addition to cash on hand of $6.0 million.

At March 31, 2009, the Company was in compliance with the covenants under both its ABL Facility and senior notes.  The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 2.5:1 at March 31, 2009 (December 31, 2008 – 2.1:1).  When the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes.  Under the indenture for the 8.625% senior notes, “permitted debt” includes (a) the Company’s existing 8.625% notes and 7.375% notes, (b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $330 million ABL Facility is applied, (c) purchase money debt and capitalized lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, (d) a $40 million general basket, and (e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions.  Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $104.6 million and negative $79.6 million, respectively, as at March 31, 2009, as a result of accumulated losses in recent years (December 31, 2008 – negative $109.8 million and negative $84.8 million, respectively).  Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”), of which $74.5 million has been classified as a current liability (December 31, 2008 – $74.9 million).  The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

As at March 31, 2009, the fair value of the Company’s total debt determined based on management’s best estimate of the fair value to refinance debt with similar terms was $381.0 million (December 31, 2008 – $414.3 million) for the Company’s recourse debt and $95.2 million (December 31, 2008 – $95.8 million) for the Company’s non-recourse debt.

7.	Employee future benefits

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments that are available to all salaried employees and to hourly employees not covered by union pension plans.  The Company also provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  For the three months ended March 31, 2009, the Company incurred a total post-retirement benefit cost of $11.9 million (three months ended March 31, 2008 – $12.7 million).

8.	Financial instruments

(a)	Financial risk management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Cash and cash equivalents are designated as held for trading and recorded at fair market values.  Accounts receivable are designated as loans and receivables and are recorded at amortized cost.  Accounts payable and accrued liabilities and long-term debt are designated as other liabilities and recorded at amortized cost.  The Company has no non-derivative financial instruments classified as available for sale or held to maturity.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  A summary of the Company’s financial risk management objectives can be found on pages 97 to 99 of the Company’s 2008 Annual Report.

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

8.	Financial instruments … continued

Accounts receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses.  Aging of receivables was as follows:

	March 31, 2009	December 31, 2008
Trade receivables, gross
Current	$145.4	$177.8
Past due 1-30 days	23.9	24.5
Past due 31-90 days	8.5	4.0
Past due over 90 days	0.5	0.3
	178.3	206.6
Allowance for doubtful accounts	(3.3)	(3.2)
Trade receivables, net	175.0	203.4
Other receivables, including GST recoverables	12.1	18.3
Accounts receivable	$187.1	$221.7

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Three months ended March 31, 2009	Year ended December 31, 2008

Balance, beginning of period	$3.2	$2.8
Increase in provision	0.1	3.1
Utilized in the period	-	(2.7)
Balance, end of period	$3.3	$3.2

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
Term	US$millions	Average rate US$/CDN$	US$millions	Average rate US$/CDN$	US$millions	Average rate US$/CDN$

As at March 31, 2009
0 to 12 months	$386	0.9480	$213	0.8633	$2	0.7886
13 to 24 months	60	0.8666	43	0.7441	7	0.7861
	$446	0.9361	$256	0.8408	$9	0.7866

As at December 31, 2008
0 to 12 months	$501	0.9553	$302	0.8810	$14	0.7805
13 to 24 months	55	0.9674	10	0.8877	–	–
	$556	0.9565	$312	0.8812	$14	0.7805

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in “Accumulated Other Comprehensive Income (Loss)” (“AOCI”), a component of shareholders’ equity. When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At March 31, 2009, instruments having a notional principal of US$351 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would pay to settle the above contracts and options is $22.8 million (December 31, 2008 – negative $26.9 million).

At March 31, 2009, a commodity swap agreement to fix the spread between the sales price of newsprint and purchase price of old newspaper (“ONP”) within the next eight months is outstanding for 8,000 tonnes.  This contract is not designated as a hedging instrument for accounting purposes and is reported at its fair value, which was $0.6 million at the end of the current quarter (December 31, 2008 – $0.7 million).

CATALYST PAPER CORPORATION
Notes to the Consolidated Financial Statements
(Unaudited and in millions of dollars, except where otherwise noted)

8.	Financial instruments … continued

(c)	Cost risk management instruments

Natural gas contracts and options outstanding were as follows:

	AECO Options
	Sold		Purchased
Term	Gigajoules ("GJ") (millions)	Average rate CDN$/GJ	GJ (millions)	Average rate CDN$/GJ

As at March 31, 2009
	–	$–	0.3	$6.68

As at December 31, 2008
	0.5	$7.63	0.5	$8.00

The above instruments are not designated as hedging instruments for accounting purposes.  At period-end contract rates, the net amount the Company would receive to settle these commodity contracts is $0.1 million (December 31, 2008 – negative $0.8 million).  The Company had no oil contracts and options outstanding at March 31, 2009 and December 31, 2008.

At March 31, 2009, commodity swap agreements to fix the purchase price of ONP within the next seven months are outstanding for 28,000 tonnes.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value which was negative $0.3 million at the end of the current quarter (December 31, 2008 – negative $0.9 million).

(d)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$95 million (December 31, 2008 – US$190 million) over a five-year period at rates averaging US$/CDN$0.9154.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, the net amount the Company would receive to settle these contracts is $15.1 million (December 31, 2008 – $34.2 million).  During the three months ended March 31, 2009, the Company terminated US$114.8 million in foreign currency contracts for proceeds of $24.4 million.

9.	Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.